September 20, 2019

Via EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re: Responses to Comments on Post-Effective Amendment No. 169 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Williamson:

On behalf of the above-referenced registrant, set forth below are the comments that were provided telephonically by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") on September 17, 2019, concerning Post-Effective Amendment No. 169 (the "Post- Effective Amendment") to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the "Trust"), which was filed with the SEC on August 1, 2019, on behalf of the USAA Cornerstone Conservative Fund, USAA Cornerstone Moderately Conservative Fund, USAA Cornerstone Moderate Fund, USAA Cornerstone Moderately Aggressive Fund, USAA Cornerstone Aggressive Fund, USAA Cornerstone Equity Fund, USAA Emerging Markets Fund, USAA Government Securities Fund, USAA Growth and Tax Strategy Fund, USAA International Fund, USAA Managed Allocation Fund, USAA Precious Metals and Minerals Fund, USAA Treasury Money Market Trust Fund, and USAA World Growth Fund (each, a "Fund" and collectively, the "Funds"),1 and the Trust's responses thereto.

The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments

1.Comment: In response to the Staff's comments, please file a written response as correspondence on EDGAR and include draft revised disclosure. Please apply comments on one section of the Post-Effective Amendment to other sections where applicable. Please file your responses in advance of the effective date of the Post-Effective Amendment to allow time for review.

1Victory Capital means Victory Capital Management Inc., the investment manager of the USAA Mutual Funds. USAA Mutual Funds are distributed by Victory Capital Advisers, Inc., a broker dealer registered with FINRA and an affiliate of Victory Capital. Victory Capital and its affiliates are not affiliated with United Services Automobile Association or its affiliates. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

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Response: The Trust is filing this letter as correspondence on EDGAR to respond in writing to the Staff's comments on the Post-Effective Amendment. Where appropriate, the Trust has included draft revised disclosure and has applied comments on one section of the Post-Effective Amendment to other sections.

2.Comment: In July 2019, the Staff provided comments to the Trust in connection with a post- effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, that included revisions that are similar in nature and scope to the revisions made to the Post- Effective Amendment. Please confirm that you have considered prior Staff comments and revise the disclosure in the Post-Effective Amendment to the extent applicable.

Response: The Trust confirms that it has considered the above-referenced Staff comments in connection with preparing the Post-Effective Amendment, and that the Trust has incorporated updated disclosure in the Post-Effective Amendment based on those comments where applicable.

Prospectus

3.Comment: The Staff notes that the name of the USAA Cornerstone Equity Fund includes a reference to "equity" and that it has an investment policy to invest at least 80% of its assets in a selection of affiliated mutual funds and exchange-traded funds ("ETFs") ("underlying affiliated funds") consisting of a long-term target asset allocation in equity securities. The Staff believes that the Fund's "names rule" policy is confusing and should be revised for clarity so that investors can better understand how the Fund obtains the exposure required by Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Fund has revised its principal investment strategy disclosure as follows:

The Fund invests at least 80% of its assets in a selection of affiliated mutual funds and exchange-traded funds (ETFs) (underlying affiliated funds) that provide exposure to equity securities. The underlying affiliated funds consist~~ing~~ of a long- term target asset allocation in equity securities.

4.Comment: The Staff notes the disclosure on page 70 regarding the U.S. Federal Reserve's ("Fed") interest rate policy. Please consider updating the disclosure considering recent Fed actions.

Response: The Fund has revised its Interest Rate Risk disclosure as follows:

~~Although governmental financial regulators, including the U.S. Federal Reserve (the Fed), have taken steps to maintain historically low interest rates, the Fed has been increasing interest rates. It is possible there will be less governmental action in the future to maintain low interest rates, or that action will be taken to raise interest rates further, which may have unpredictable effects on markets and a Fund's investments. Thus, the Fund currently faces a heightened level of interest rate risk.~~

Changes in government monetary policy, including changes in a central bank's (e.g., the U.S. Federal Reserve) implementation of specific policy goals, may have

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a substantial impact on interest rates, which in turn can significantly impact the value of a Fund's investments. There can be no assurance that a central bank's policy will be continued, discontinued or changed, or that any such policy will have the desired effect. ~~The Fed's~~ A central bank's policy changes and related market speculation as to the timing of potential interest rate ~~increases~~ changes may expose fixed-income markets to heightened volatility and may reduce liquidity for certain Fund investments, causing the value of a Fund's investments and share price to decline. For example, market developments and other factors, including a general rise in interest rates, have the potential to cause investors to move out of fixed- income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities. Such a move, coupled with a reduction in the ability or willingness of dealers and other institutional investors to buy or hold fixed-income securities, may result in decreased liquidity and increased volatility in the fixed-income markets. Heavy redemptions of fixed-income mutual funds and decreased liquidity of fixed-income securities could hurt a Fund's performance.

5.Comment: The Staff notes the disclosure on page 77 stating that USAA Asset Management Company (the former investment adviser to the Funds) did not receive any investment management fees for performing investment management services for the USAA Conservative Cornerstone Fund. If applicable, revise the disclosure to state that the adviser received investment management fees from the affiliated underlying funds.

Response: The Fund has revised the disclosure as follows:

For the fiscal year ended May 31, 2019, AMCO did not receive any investment management fees for performing investment management services for the Fund; however, AMCO served as investment adviser to the affiliated underlying funds and received fees for providing services to those funds.

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If you have any questions with respect to the enclosed, please contact me at (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

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